SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2006

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

GENESYS, S.A.

FORM 6-K

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

U.S. GAAP

1. Operating and Financial Review & Prospects

2. Financial Statements

3. Notes

1. Operating and Financial Review & Prospects

This Report on Form 6-K contains statements that are not purely historical and are ”forward-looking statements”. These statements may be referred to by terms such as “anticipates”, “believes”, “continues”, “intends”, “expects”, “plans” and other similar terms. Such statements are based upon our current expectations regarding market and economic conditions, product plans, product pricing and other factors. In particular, these forward-looking statements include, but are not limited to our future financial and operating performance, statements regarding revenue, earnings, customer growth and retention, competition and technology, as well as trends in our business and the market in general.

These statements are subject to risks and uncertainties that may cause actual results to differ materially from those stated in the forward-looking statements. These risks and uncertainties are more completely described in the Form 20-F that was filed by Genesys S.A. with the Securities and Exchange Commission on May 18, 2006.

In addition, our financial forecasts are inherently speculative and uncertain. We do not undertake any obligation to update any of these forecasted numbers or forward-looking statements.

This Operating and Financial Review & Prospects should be read in conjunction with:

•                  the financial statements and footnotes for the three and six months ended June 30, 2006 contained herein;

•                  the Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission (“SEC”) on May 18,2006; and

•                  the current reports filed on Form 6-K for 2006.

The financial information discussed below is derived from the Consolidated Financial Statements included herein. The financial information set forth and discussed below is not audited but, in the opinion of management, reflects all adjustments (primarily consisting of normal recurring adjustments) considered necessary for a fair presentation of such information. Our results of operations for a particular quarter may not be indicative of results expected during subsequent fiscal quarters or for the entire year.

General

We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become one of the leading specialist providers of interactive group collaboration and conferencing services and applications. We have evolved from a regional audio conferencing provider to become a global company earning more than 50% of our revenues outside Europe. Over time, we have also diversified the scope of our products and services.

In 2001, we completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States.

Since these acquisitions, we have undertaken a major consolidation of our operations, integrating the activities of Vialog and significantly increasing automated services as a percentage of our activities. The shift to automated services has reduced our revenue growth, but increased our gross margin percentage, as automated services are priced lower than operator-assisted services but carry higher gross margin percentages. The consolidation resulted in the closure of four U.S. call centers and one European call center during 2002, and we completed the closure of an additional U.S. call center at the end of the first quarter of 2004. The consolidation was the main driver in the reduction in the number of our employees from 1,530 as of January 1, 2002 to 1,070 as of June 30, 2006. During 2004, we also streamlined, reorganized and centralized our senior management and finance and administrative departments in Reston, Virginia, to implement a more simplified operational structure.

In connection with our acquisition of Vialog, we incurred a significant amount of debt under a U.S. $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with financial ratios on a quarterly basis and to make principal repayments on a semi-annual basis. This credit facility has been amended several times, most recently on January 27, 2006 in connection with a recapitalization in which we reduced the debt outstanding under our credit facility to approximately $38 million (approximately €32 million). The recapitalization included an equity offering in which we issued new common shares for $65 million. See “—Liquidity and Capital Resources” below and Note 7 to our consolidated financial statements included in this Form 6-K for more details.

Segments

We have three reportable business segments, aligned by geographic region (North America, Europe and Asia Pacific). We make key decisions and evaluate operating performance on the basis of these segments. Our results of operations, broken down among our segments, are set forth in Note 10 to our consolidated financial statements included in this Form 6-K.

Key Factors Affecting Results of Operations

Revenues

We generate our revenues primarily from fees charged to our customers for conferencing and related services. In our geographic segments, we earn services revenues from our Genesys Meeting Center and Genesys Event Service platforms, as well as video conferencing services and related ancillary revenues (which we refer to as “other revenues”). The key drivers of our revenues in each of these areas are described below:

•       Genesys Meeting Center. This is our platform for automated services, providing fully integrated audio, video and Web conferencing accessible on demand directly through the telephone via traditional telecommunications networks and through the desktop via the Internet. We bill services associated with our Genesys Meeting Center platform primarily on a per-participant, per-minute basis.

•       Genesys Event Service. This platform provides a fully operator managed audio conference service with integrated Web-based audio and video streaming applications. In connection with our Genesys Event Service platform, we bill our attended audio conferencing services on a per-line, per-minute basis, and we charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested. We launched Genesys Event Service in September 2003 after launching its predecessor, Genesys Events & Managed Services, in May 2002.

•       Other. Other revenue primarily consists of video conferencing services, which are similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We bill our video conferencing services on a per-line, per-minute basis. Other revenue also includes sales of equipment, which we offer to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

We generally recognize revenue upon completion of conferencing services or at the time of shipment of equipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case we defer revenue recognition until these obligations are met. We include amounts billed in excess of revenue recognized as deferred revenue in our consolidated balance sheet.

Cost of Revenue and Gross Profit

Our cost of revenue consists of long distance telephone and network costs, operator and technical support wages and benefits, office expenses for operations staff, depreciation and maintenance on our teleconferencing bridges and telecommunications equipment, amortization of certain internal-use software (including internally-developed software) and equipment product costs.

Of these costs, operator and technical support wages and benefits is the largest cost category in delivering our managed event services and video conferencing services. The largest direct cost category related to Genesys Meeting Center services include long distance transport and network access costs. The key bridging and conferencing capabilities of our propriety Genesys Meeting Center technology are highly cost efficient. Thus, these services generate higher gross margin percentages than our labor-intensive attended services.

Operating Income

Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses, which include the following:

•       Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses. During the three and six months ended June 30, 2006 and during fiscal year 2005, some costs relating to the development of our Genesys Meeting Center platform were capitalized;

•       Selling and marketing expenses, which consist primarily of salaries and benefits paid to sales personnel and the costs of advertising and marketing materials; and

•       General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses.

In 2002, 2003 and 2004, we also incurred various restructuring charges relating to the consolidation of our call centers and the centralization of senior management, finance and administrative functions into our primary operating center in Reston, Virginia. In 2005, we incurred additional restructuring charges related to the consolidation of the global video division into the applicable regional segments of North America, Europe, and Asia-Pacific to achieve a more integrated management strategy and gain cost efficiencies. These restructuring charges are shown as a separate component of our operating expenses. In addition, amortization of intangible assets and impairment of goodwill and other intangible assets are recorded as operating expenses.

Impact of Exchange Rates

We serve large enterprises on a worldwide basis.  As a result, we have extensive international operations and significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar.  During 2005 through the first half of 2006, the U.S. dollar has fluctuated compared to the euro.  As a result, the comparability of our revenues and results of operations expressed in euros were affected.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on revenues for the six months ended June 30, 2006 compared to the same period in the prior year, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. For this purpose, we used the average for each quarter of the daily euro/U.S. dollar exchange rate, which are the rates we used for translation purposes in our consolidated income statement.  The average rates we have used are set forth in the table below. The half-year U.S. dollar amounts provided herein are the sums of the euro amounts for each quarter translated into U.S. dollars at the applicable euro/U.S. dollar exchange rate for that quarter.

		Average euro/U.S. dollar exchange rate (expressed in euros per dollar)
2005	Q1	0.762695
	Q2	0.793719
2006	Q1	0.831912
	Q2	0.795952

We believe that this analysis is useful because the majority of our revenue was actually earned in U.S. dollars. However, the change in our U.S. dollar revenue also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenue earned in euros. We present our revenue translated into U.S. dollars in the table below, along with a presentation of our revenue in euros, as actually recorded in our financial statements.

Revenues in euros
	Six months ended June 30,
	2005	2006
	in thousands of €	in thousands of €	% change 2005-2006
Genesys Meeting Center	54,871	56,485	2.9%
Genesys Event Service	13,415	14,070	4.9%
Other	2,082	1,725	(17.1)%
Total revenues	70,368	72,280	2.7%

Revenues in U.S. dollars
	Six months ended June 30,
	2005	2006
	in thousands of U.S. $	in thousands of U.S. $	% Change 2005-2006
Genesys Meeting Center	70,464	69,623	(1.2)%
Genesys Event Service	17,217	17,362	0.8%
Other	2,689	2,111	(21.5)%
Total revenues	90,370	89,095	(1.4)%

In the discussion of our results of operations set forth below, we discuss more specifically the impact of the volatility of the U.S. dollar in 2005 and 2006 on our revenues and results of operations in euros, which is our functional currency.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

In the following discussion of our results of operations set forth below, we highlight EBITDA. We use EBITDA as an important measure of the operating performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the impact of depreciation and amortization. We define EBITDA as earnings (losses) before interest, income taxes, depreciation, and amortization charges. Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with generally accepted accounting principles in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this report may not be comparable to similarly named measures of other companies.

We believe that the most directly comparable GAAP measure to EBITDA is net income (loss). The following table reconciles EBITDA to net income (loss) for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(in thousands of €)
Net income (loss)	484	40	2,020	(848)
Income tax expense	261	606	242	1,973
Equity in income of affiliated companies	(33)	—	(36)	—
Financial expense, net	2,473	3,021	4,076	4,105
Depreciation	2,138	2,291	4,252	4,339
Amortization of intangibles	877	932	1,823	1,842
EBITDA	6,200	6,890	12,377	11,411

Three months ended June 30, 2006 compared with the three months ended June 30, 2005

Revenue

Total revenues decreased by €0.3 million, or 0.9%, from €36.2 million for the three months ended June 30, 2005 to €35.9 million for the three months ended June 30, 2006. Our call volume minutes increased 11.4% from 511 million minutes for the three months ended June 30, 2005 to 569 million minutes for the three months ended June 30, 2006.  Volume increases were offset in total revenues by a negative impact of €0.4 million due to industry-wide price erosion and the loss of a major customer in North America announced in the fourth quarter of 2005.  This negative impact was partially offset by the favorable impact of exchange rate fluctuations, which represented €0.1 million.

The following table sets forth our revenues for the three months ended June 30, 2005 and 2006 by reporting segment and expressed as a percentage of total revenues.

	Three months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	18,548	51.2%	16,267	45.3%
Europe	14,508	40.0%	16,222	45.2%
Asia-Pacific	3,190	8.8%	3,413	9.5%
Total revenues	36,246	100.0%	35,902	100.0%

In North America, our revenues for the three months ended June 30, 2006 decreased by €2.3 million, or 12.3%, from the three months ended June 30, 2005 reflecting price erosion and the loss of a major customer in North America, as noted above, offset by increased volume and the impact of foreign exchange rate fluctuations.   Our European revenues for the three months ended June 30, 2006 increased by €1.7 million, or 11.8%, from the three months ended June 30, 2005 primarily as a result of increased volume.  Our Asia-Pacific revenues for the three months ended June 30, 2006 increased by €0.2 million, or 7.0%, for the three months ended June 30, 2005 mainly due to increased volume in this region.

The following table sets forth revenues for the three months ended June 30, 2005 and 2006 by service category and expressed as a percentage of total revenues.

	Three months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

Genesys Meeting Center	28,415	78.4%	28,017	78.0%
Genesys Event Services	6,874	19.0%	7,065	19.7%
Other	957	2.6%	820	2.3%
Total revenues	36,246	100.0%	35,902	100.0%

Our breakdown of total revenue by category reflects price erosion and customers’ increased use of lower-priced automated services (Genesys Meeting Center) partially offset by increased volume and the impact of foreign exchange rate fluctuations.  Our operator-attended services (Genesys Event Service) increased by €191 thousand and Other revenues (primarily video services) decreased by €137 thousand.

Gross Profit

Our gross profit for the three months ended June 30, 2006 increased by €0.4 million, from €23.7 million for the three months ended June 30, 2005, to €24.1 million.  Expressed as a percentage of revenue, gross profit increased from 65.5% for the three months ended June 30, 2005, to 67.2% for the three months ended June 30, 2006.  Gross profit and gross margin for the three months ended June 30, 2006 benefited from a one-time federal excise tax credit of approximately €1.4 million.  Excluding this one-time credit, gross profit for the three months ended June 30, 2006 was €22.7 million compared to €23.7 million for the three months ended June 30, 2005, and gross margin was 63.1% compared to 65.5% for the three months ended June 30, 2006 and 2005, respectively.

The following table sets forth our gross profit by reporting segment for the three months ended June 30, 2005 and 2006, both as an absolute amount and as a percentage of segment revenues.

	Three months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	10,618	57.2%	9,583	58.9%
Europe	10,959	75.5%	12,449	76.7%
Asia-Pacific	2,147	67.3%	2,084	61.1%
Total gross profit	23,724	65.5%	24,116	67.2%

The increase of gross profit and gross margin is mainly a result of the federal excise tax credit in North America.  Excluding the one-time credit, gross profit in North America decreased by €2.5 million, primarily due to price erosion and the loss of a major customer.  In Asia Pacific, the lower margins reflect price erosion and a trend towards higher volume, lower-priced large customers.

Operating Expenses

The following table breaks down our operating costs and expenses that are not included in cost of revenue for the three months ended June 30, 2005 and 2006 by major category.

	Three months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

Research and development	663	1.8%	1,160	3.2%
Selling and marketing	10,329	28.5%	10,470	29.2%
General and administrative	8,758	24.2%	7,887	22.0%
Restructuring charge	(88)	(0.2)%	—	0.0%
Amortization of intangibles	877	2.4%	932	2.6%
Total operating expenses	20,539	56.7%	20,449	57.0%

Research and development

Research and development expenses for the three months ended June 30, 2006 increased by €0.5 million, or 75.0%, from €0.7 million for the three months ended June 30, 2005 to €1.2 million. In 2006, our major research and development activities were the continued development of enhancements to our Genesys Meeting Center and Genesys Event Service platforms, including the development of Voice over IP technology.  As one result of this investment, on September 6, 2006, we announced the commercial introduction of VoIP functionality integrated with our Genesys Meeting Center platform.  Further, we anticipate deploying the next major service release of Genesys Meeting Center, with new enhancements, features and functionality in the fourth quarter of 2006 as a further result of this investment.

Research and development also reflects a €0.6 million increase compared to the prior period in costs qualifying for capitalization related to internal-use software development projects.  These costs represent assets on our balance sheet that are generally amortized over a three year period commencing when the internal-use software is ready for use.

Selling and marketing

Selling and marketing expenses increased marginally by €0.1 million, or 1.4%, from €10.3 million for the three months ended June 30, 2005 to €10.5 million for the three months ended June 30, 2006.  As a percentage of total revenues, selling and marketing expenses increased from 28.5% for the three months ended June 30, 2005 to 29.2% for the three months ended June 30, 2006. The sales and marketing effort continues to be focused particularly on large enterprises, in order to further penetrate the market and increase global brand awareness.

General and administrative

General and administrative expenses decreased by €0.9 million, or 9.9%, from €8.8 million for the three months ended June 30, 2005 to €7.9 million for the three months ended June 30, 2006. As a percentage of total revenues, general and administrative expenses decreased from 24.2% for the three months ended June 30, 2005 to 22.0% for the three months ended June 30 2006. The decrease is mainly due to a €0.6 million benefit recorded in the three months ended June 30, 2006 in connection with a reduction of required reserves for certain contingencies.

Restructuring charge

We did not record a restructuring charge for the three months ended June 30, 2006.  The restructuring credit of €0.1 million for the three months ended June 30, 2005 was a result of changes in the assumptions regarding restructuring reserves related to our North American facilities.  The changes in assumptions related to improved subleasing activities and lower than expected variable facilities charges.

Amortization of intangibles

Amortization of intangibles increased by 6.3%, from €877 thousand for the three months ended June 30, 2005 to €932 thousand for the three months ended June 30, 2006. As a percentage of total revenues, amortization of intangibles increased from 2.4% to 2.6% for the three months ended June 30, 2005 and 2006, respectively. The increase is mainly due to the increased level of intangible assets in 2006 as compared to 2005.   We recorded additional intangible assets in connection with the acquisition of the remaining 80% interest which we did not previously own in our Spanish subsidiary, Genesys Teleconferencia Iberia S.A. which has been renamed Genesys Iberia.  See “—Liquidity and Capital Resources” below and Note 8 to our consolidated financial statements included in this Form 6-K for further details.

Operating Income (Loss)

The following table breaks down operating income (loss) by segment for the three months ended June 30, 2005 and 2006:

	Three months ended June 30,
	2005	2006
	(In thousands of €)

North America	3,714	2,904
Europe	5,867	7,364
Asia-Pacific	999	751
Corporate	(7,395)	(7,352)
Total operating income	3,185	3,667

Our operating income increased by €0.5 million, from € 3.2 million for the three months ended June 30, 2005, to €3.7 million for the three months ended June 30, 2006.  The increase in operating income primarily reflects a €0.4 million increase in gross profit and a decrease of €0.1 million in operating expenses.  Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, operating income was €1.7 million for the three months ended June 30, 2006, a €1.4 million decrease compared to €3.2 million for the three months ended June 30, 2005.  This decrease is primarily attributable to lower revenues in North America, as described above.

EBITDA

EBITDA increased €0.7 million, or 10.7%, from €6.2 million for the three months ended June 30, 2005 to €6.9 million for the three months ended June 30, 2006. Expressed as a percentage of total revenues, EBITDA increased from 17.1% for the three months ended June 30, 2005 to 19.1% for the three months ended June 30, 2006. Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, EBITDA was €4.9 million for the three months ended June 30, 2006, a €1.3 million decrease compared to €6.2 million for the three months ended June 30, 2005.  This decrease is primarily attributable to lower revenue in North America, as described above.

For a reconciliation of EBITDA to net income (loss), see paragraph “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)”, included at the beginning of this section.

Financial Expense, Net

Net financial expense increased from €2.5 million for the three months ended June 30, 2005 to €3.0 million for the three months ended June 30, 2006 due to an increase in foreign exchange loss of €2.1 million partially offset by a decrease in interest expense of €1.7 million.  The increase in foreign exchange loss related to the remeasurement of foreign currency denominated receivables and payables into the functional currency of our subsidiaries as of June 30, 2006, as the U.S. dollar weakened by more than 5% during the three months ended June 30, 2006.  The decrease in interest expense was due to a debt principal pay-down of €43.7 million on March 2, 2006 and the resulting lower outstanding principal balance of our debt during the three months ended June 30, 2006 compared to the three months ended June 30, 2005.

Income Tax Expense

We recorded a €0.6 million expense for income taxes for the quarter ended June 30, 2006 compared to an expense of €0.3 million for the same period in 2005.  The increase in income tax expense of €0.3 million primarily relates to a deferred tax expense recorded during the three months ended June 30, 2006 in connection with the utilization of net operating loss carryforwards.

Net Income (Loss)

We recorded net income of €40 thousand for the three months ended June 30, 2006, compared to a net income of €0.5 million for the three months ended June 30, 2005. Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, we had a net loss of €2.0 million for the three months ended June 30, 2006, a €2.5 million decrease compared to net income of €0.5 million for the three months ended June 30, 2005.  This decrease is primarily attributable to lower revenue in North America, as described above, as well as the increase in income tax expense of €0.3 million.

Six months ended June 30, 2006 compared with the six months ended June 30, 2005

Revenue

Total revenues for the six months ended June 30, 2006 increased by €1.9 million, or 2.7%, from €70.4 million for the six months ended June 30, 2005 to €72.3 million. Our call volume minutes for the six months ended June 30, 2006 increased 15.1% from 975 million minutes for the six months ended June 30, 2005 to 1,122 million minutes.  The increase of €1.9 million in total revenues was mainly due to a €1.8 million positive impact of foreign currency exchange rate fluctuations, particularly the increase in value of the U.S. dollar versus the euro, as well as a €0.1 million positive impact due to the 15.1% increase in volume, partially offset by industry-wide price erosion and the loss of a major customer in North America announced in the fourth quarter of 2005.

The following table sets forth our revenues for the six months ended June 30, 2005 and 2006 by reporting segment and expressed as a percentage of total revenues.

	Six months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	35,917	51.1%	32,372	44.8%
Europe	28,590	40.6%	33,232	46.0%
Asia-Pacific	5,861	8.3%	6,676	9.2%
Total revenues	70,368	100.0%	72,280	100.0%

In North America, our revenues for the six months ended June 30, 2006 decreased by €3.5 million, or 9.9%, compared to the six months ended June 30, 2005, reflecting price erosion and the loss of a major customer in North America announced in the fourth quarter of 2005, partially offset by increased volume and the improvement in the US dollar to euro foreign exchange rate.   Our European revenues for the six months ended June 30, 2006 increased by €4.6 million, or 16.2%, compared to the six month period ended June 30, 2005, primarily as a result of increased volumes.  Our Asia-Pacific revenues for the six months ended June 30, 2006 increased by €0.8 million, or 13.9%, compared to the six months ended June 30, 2005, mainly due to increased volume in this region.

The following table sets forth our revenues for the six months ended June 30, 2005 and 2006 by service category and expressed as a percentage of total revenues.

	Six months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

Genesys Meeting Center	54,871	78.0%	56,485	78.1%
Genesys Event Services	13,415	19.1%	14,070	19.5%
Other	2,082	2.9%	1,725	2.4%
Total revenues	70,368	100.0%	72,280	100.0%

Genesys Meeting Center (automated services) revenues increased €1.6 million, or 2.9%, from €54.9 million to €56.5 million for the six months ended June 30, 2005 and 2006, respectively.  Genesys Event Services (operator-assisted services) increased €0.7 million, or 4.9%, from €13.4 million to €14.1 million for the six months ended June 30, 2005 and 2006, respectively.  The decrease in other revenues of €0.4 million, or 17.1%, from €2.1 million to €1.7 million for the six months ended June 30, 2005 and 2006, respectively, primarily reflects the decrease in volume of our video conferencing services.

Gross Profit

Gross profit increased by €1.6 million from €45.5 million for the six months ended June 30, 2005 to €47.1 million for the six months ended June 30, 2006.  Expressed as a percentage of revenue, gross profit increased from 64.7% for the six months ended June 30, 2005 to 65.2% for the six months ended June 30, 2006.  Gross profit and gross margin for the six months ended June 30, 2006 benefited from a one-time federal excise tax credit of approximately €1.4 million.  Excluding this one-time credit, gross profit was €45.7 million compared to €45.5 million, and gross margin was 63.2% compared to 65.5% for the three months ended June 30, 2006 and 2005, respectively.

The following table sets forth our gross profit by segment for 2005 and 2006, both as an absolute amount and as a percentage of segment revenues.

	Six months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	19,842	55.2%	17,125	52.9%
Europe	21,945	76.8%	25,632	77.1%
Asia-Pacific	3,720	63.5%	4,380	65.6%
Total gross profit	45,507	64.7%	47,137	65.2%

The increase of gross profit and gross margin is mainly a result of an increased number of conferencing minutes sold across each of our segments and also the federal excise tax credit in North America.  Excluding the one-time federal excise tax credit, gross profit was €45.7 million for the first half of 2006, compared to €45.5 million in the prior year period.  In North America, excluding the one-time credit, gross profit decreased by €4.2 million, or 21.0%, primarily due to the revenue decrease of €3.5 million in North America described above.  Gross profit in Europe increased by €3.7 million, or 16.8%, from €21.9 million in the first half of 2005 to €25.6 million in the first half of 2006, primarily due to the €4.6 million increase in revenue compared to the prior year period.  In our Asia-Pacific region, gross profit increased by €0.7 million, or 17.7%, from €3.7 million in the first half of 2005 to €4.4 million in the first half of 2006, mainly due to increased volume in this region.

Operating Expenses

The following table breaks down our operating costs and expenses that are not included in cost of revenue for the six months ended June 30, 2005 and 2006 by major category.

	Six months ended June 30,
	2005		2006
	In thousands of €	% of revenues	In thousands of €	% of revenues

Research and development	1,295	1.8%	2,363	3.3%
Selling and marketing	19,595	27.9%	21,964	30.4%
General and administrative	16,253	23.1%	15,737	21.8%
Restructuring charge	239	0.3%	—	0.0%
Amortization of intangibles	1,824	2.6%	1,842	2.5%
Total operating expenses	39,206	55.7%	41,906	58.0%

Research and development

Research and development expenses for the six months ended June 30, 2006 increased by €1.1 million, or 82.4%, as compared to the prior year period.  Our increased investment in research and development in 2006 compared to 2005 reflects our commitment to technological innovation.  As one result of this investment, on September 6, 2006, we announced the commercial introduction of VoIP functionality integrated with our Genesys Meeting Center platform.  Further, we anticipate deploying the next major service release of Genesys Meeting Center, with new enhancements, features and functionality in the fourth quarter of 2006 as a further result of this investment.

Research and development also reflects a €0.7 million increase compared to the prior year period in costs qualifying for capitalization related to internal-use software development projects.  These costs represent assets on our balance sheet that are generally amortized over a three-year period commencing when the internal-use software is ready for use.

Selling and marketing

Selling and marketing expenses increased by €2.4 million, or 12.1%, from €19.6 million for the six months ended June 30, 2005 to €22.0 million for the six months ended June 30, 2006.  As a percentage of total revenues, selling and marketing expenses increased from 27.9% to 30.4% for the six months ended June 30, 2005 and 2006, respectively.  The increase is mainly due to our increased emphasis and investment in sales and marketing, particularly to large enterprises, in order to further penetrate the market and increase global brand awareness.

General and administrative

General and administrative expenses decreased by €0.5 million from €16.3 million for the six months ended June 30, 2005 to €15.8 million for the six months ended June 30, 2006. As a percentage of total revenues, general and administrative expenses decreased from 23.1% to 21.8% for the six months ended June 30, 2005 and 2006, respectively.  The decrease is mainly due to a €0.6 million benefit recorded in the three months ended June 30, 2006 in connection with a reduction of required reserves for certain contingencies.

Restructuring charge

We did not record a restructuring charge for the three months ended June 30, 2006.  The restructuring charge of €0.2 million for the six months ended June 30, 2005 was primarily due to a reorganization of our Global Video division.

Amortization of intangibles

Amortization of intangibles increased by 0.1%, from €1.82 million for the six months ended June 30, 2005 to €1.84 million for the six months ended June 30, 2006. As a percentage of total revenues, amortization of intangibles decreased from 2.6% for the six months ended June 30, 2005 to 2.5% for the six months ended June 30, 2006.  The increase is mainly due to the increased level of intangible assets in 2006 as compared to 2005.   We recorded additional intangible assets in connection with the acquisition of 80% interest not previously owned by us in our Spanish subsidiary, Genesys Teleconferencia Iberia S.A. which has been renamed Genesys Iberia.  See “—Liquidity and Capital Resources” below and Note 8 to our consolidated financial statements included in this Form 6-K for further details.

Operating Income (Loss)

The following table breaks down operating income (loss) by segment for the six months ended June 30, 2005 and 2006:

	Six months ended June 30,
	2005	2006
	(In thousands of €)

North America	6,246	2,850
Europe	11,332	14,719
Asia-Pacific	1,374	1,784
Corporate	(12,650)	(14,123)
Total operating income	6,302	5,230

Our operating income decreased by €1.1 million, from €6.3 million for the six months ended June 30, 2005, to €5.2 million for the six months ended June 30, 2006.  The decrease in operating income primarily reflects an increase of €2.7 million in operating expenses, partially offset by a €1.6 million increase in gross profit.  Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, operating income was €3.2 million for the six months ended June 30, 2006, a €3.1 million decrease compared to €6.3 million for the six months ended June 30, 2005.  This decrease is primarily attributable to the €1.1 million increase in research and development costs and the €2.4 million increase in sales and marketing costs described above, partially offset by the €0.2 million decrease in restructuring charges taken compared to the prior year period and other items.

EBITDA

EBITDA decreased from €12.4 million for the six months ended June 30, 2005 to €11.4 million for the six months ended June 30, 2005.  Expressed as a percentage of total revenues, EBITDA decreased, from 17.6% to 15.7% for the six months ended June 30, 2005 and 2006, respectively. Excluding the one-time federal excise tax credit of €1.4 million and a €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, EBITDA was €9.4 million for the six months ended June 30, 2006, a €3.0 million decrease compared to €12.4 million for the six months ended June 30, 2005.  This decrease is primarily attributable the €1.1 million increase in research and development costs and the €2.4 million increase in sales and marketing costs described above, partially offset by the €0.2 million decrease in restructuring charges compared to the prior year period and other items.

For a reconciliation of EBITDA to net income (loss), see the paragraph “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)”, included at the beginning of this section.

Financial Income (Expense), Net

We incurred net financial expense of €4.1 million for the six months ended June 30, 2006, compared to net financial expense of €4.1 million for the six months ended June 30, 2005.  Interest expense decreased by €1.5 million due to a debt principal pay-down of €43.7 million on March 2, 2006 and the resulting lower principal balance of our debt during the six months ended June 30, 2006 compared to the three months ended June 30, 2005.  This decrease was offset by an increase in foreign exchange loss of €1.0 million, related to the remeasurement of foreign currency denominated receivables and payables into the functional currency of our subsidiaries as of June 30, 2006, as the U.S. dollar weakened by more than 5% during the three months ended June 30, 2006, as well as a €0.5 million increase to other expense related to a decrease in the fair value of financial instrument and debt covenant waiver fees.

Income Tax (Expense) Credit

We recorded a €2.0 million income tax expense for the six months ended June 30, 2006 compared to €0.2 million for the same period ended June 30, 2005.  The increase in income tax expense of €1.8 million relates to a deferred tax expense recorded during the six months ended June 30, 2006 in connection with the utilization of net operating losses carried forward for €1.0 million as well as increased current tax provision of €0.8 million compared to the prior year period.

Net Income (Loss)

We recorded a net loss of €0.8 million for the six months ended June 30, 2006, compared to net income of €2.0 million for the six months ended June 30, 2005. Excluding the one-time federal excise tax credit of €1.4 million and the €0.6 million benefit in connection with a reduction of required reserves for certain contingencies, we had a net loss of €2.8 million for the six months ended June 30, 2006, a €4.8 million decrease compared to net income of €2.0 million for the six months ended June 30, 2005.  This decrease is primarily attributable the €1.1 million increase in research and development costs and the €2.4 million increase in sales and marketing costs described above, as well as the increase in income tax expense of €1.8 million, partially offset by a €0.2 million increase in gross profit (excluding the federal excise tax credit) and the €0.2 million decrease in restructuring charges taken compared to the prior year period.

Liquidity and Capital Resources

General

Our liquidity requirements are driven primarily by our working capital requirements, capital expenditures for telecommunications and bridging equipment and, to a lesser extent, servers, computers and software, and debt service requirements. To date, we have funded our liquidity requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow. At June 30, 2006, our principal sources of liquidity included €4.4 million in net cash (cash and cash equivalents, including restricted cash and net of bank overdrafts). Under the terms of our

U.S. $125 million credit facility, additional indebtedness is limited, which may limit our ability to borrow under our short-term credit facilities.

On February 22, 2006, we completed a planned recapitalization that included the amendment and restatement of our U.S. $125 million credit facility, a U.S. $65 million equity offering and certain other transactions relating to our shares. The equity offering was implemented through the distribution to our shareholders, free of charge, of warrants to subscribe to new shares. Shareholders were able to exercise their warrants until February 15, 2006, and ADS holders were able to exercise their warrants until February 13, 2006. The warrants exercise period was followed by a private placement to institutional investors outside the United States. 51,490,530 new shares were issued as a result of the offering, representing gross proceeds of U.S. $65 million.

The proceeds of the offering were used primarily to prepay amounts outstanding under our U.S. $125 million credit facility, which was amended on January 27, 2006. As a result, on March 2, 2006, the amount outstanding under our credit facility was reduced to approximately U.S. $38 million (approximately €32 million).

Cash flows

Cash and cash equivalents increased from €5.8 million at the end of December 2005 to €6.8 million at the end of June 2006.

We generated cash of €3.3 million in operating activities in the first half of 2006, compared to €7.0 million in the prior year period. The decrease of €3.7 million resulted mainly from lower revenue in North America and increased cash taxes, as described above, as well as a €0.5 million increase in working capital needs in the current year six month period compared to the prior year six month period.

We used cash of €8.9 million in investing activities in the first half of 2006, compared to €3.2 million in the first half of 2005. The €8.9 million used in the current year period is comprised of €3.3 million for the acquisition of Genesys Teleconferencia Iberia S.A, net of cash acquired, and €5.6 million related to capital expenditures.  Our capital expenditures as a percentage of revenue were 4.5% and 7.7% of revenues in the first half of 2005 and 2006, respectively. Our increased capital expenditures in 2006 compared to 2005 reflect the purchase of additional bridging equipment and servers related to increased volumes as well as planned investment in our Genesys Meeting Center platform, VoIP technology, IP-related network equipment and back office systems.  One result of this investment was announced on September 6, 2006 as the commercial introduction of VoIP functionality integrated with our Genesys Meeting Center platform.  Further, we anticipate deploying the next major service release of Genesys Meeting Center, with new enhancements, features and functionality in the fourth quarter of 2006 as a further result of this investment.

We generated cash of €5.5 million in financing activities in the first half of 2006, reflecting primarily the net proceeds of €47.4 million from the issuance of common stock as part of our recapitalization in the first quarter of 2006, an increase of €0.6 million in bank overdrafts and an increase of €0.7 million in our factored receivables borrowing, partially offset by principal debt payments of €42.4 million and €0.9 million of financing fees paid in connection with the January 27, 2006 amendment to our credit facility described below.

Amendment to our $125 million credit facility

On January 27, 2006, our principal credit facility was amended as part of a financial recapitalization (the “2006 Amendment”). This amendment became effective upon the closing of our issuance of new shares and the satisfaction of certain conditions. The amendment requires us to use commercially reasonable efforts to refinance the credit facility; however, we are not required to enter into a refinancing arrangement if it would provide for interest terms at an average rate greater than LIBOR + 4% per annum, or that contains other commercially unreasonable terms. We are also not required to refinance with one of our existing lenders. If we fail to refinance the credit facility in full by October 31, 2006, we will pay interest at 1.0% per annum above the rate we currently pay from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate we currently pay from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate we currently pay from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate we currently pay from May 1, 2008 to October 31, 2008.

Under the credit facility, if we fail to meet certain of the covenants imposed by the credit facility, we will be required to undertake one of several transactions (described below), failing which our debt would be in default and subject to acceleration by our creditors.

Under the amendment, the principal payment schedule has been amended.

	Repayments according to August 6, 2004 amendment	Repayments according to January 27, 2006 amendment	Difference of repayments
	(in millions of U.S. dollars)
2006	$16.0	$1.2	$(14.8)
2007	$22.3	$11.9	$(10.4)
2008	$49.8	$25.0	$(24.8)
Total	$88.1	$38.1	$(50.0)

Under the 2006 Amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31). We have also agreed to prepay certain amounts of the debt if our excess cash flows exceed certain levels.  We have not prepaid any amounts subsequent to the January 27, 2006 amendment.

The 2006 Amendment adjusts the level of our existing financial covenants and deletes the financial covenants that previously required us to maintain a minimum level of EBITDA as defined, and prohibited us from incurring capital expenditures in excess of certain levels. The financial covenants in the 2006 Amendment establish threshold levels at which we would be able to implement certain transactions before our bank lenders could declare us in default. However, if we fall below certain base levels, our lenders could declare us in default.  Our financial covenants are described in Note 8, Long-term debt and capital leases, to the financial statements contained in the Form 20-F for the year ended December 31, 2005, which we filed with the Securities and Exchange Commission on May 18, 2006.

Waiver of certain financial covenants in 2005

At June 30, 2005, we did not satisfy our cash cover and leverage ratio financial covenants under the terms of our principal credit facility, as amended.  At March 31, 2005, we did not satisfy our cash cover, leverage and consolidated EBITDA ratio financial covenants.  We have obtained waivers from our bank lenders with respect to these covenants at these dates.  In addition, on September 30, 2005, we obtained prospective waivers from our bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006.  On December 15, 2005, these prospective waivers were extended to cover the period ending December 31, 2006.  As part of the 2006 Amendment, new quarterly financial covenants were established.  We were in compliance with the new financial covenants for the three months ended March 31, 2006 and June 30, 2006.

Other commitments

We have a financial instrument, CAP 6 months 3.00% Knock Out (KO) 5.00%, to hedge our exposure on our outstanding debt denominated in U.S. dollars through October 30, 2008. The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses), as we are not able to apply the special accounting treatment prescribed under SFAS 133. The unfavorable fair value adjustment amounted to €459 thousand in the first half of 2006.

We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, other than those described in Note 14, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2005, which we filed with the Securities and Exchange Commission on May 18, 2006.

Acquisition of 80% interest in Genesys Teleconferencia Iberia SA

On February 10, 2006, we purchased the 80% interest not previously owned by us in our Spanish subsidiary, Genesys Teleconferencia Iberia S.A. which has been renamed Genesys Conferencing Soc. Unipersonal S.A. We paid the purchase price of €4.8 million in cash using the additional revolving amount under our principal credit facility prior to our recapitalization. This amount was repaid with a portion of the proceeds of the equity offering completed on February 22, 2006.  As part of the purchase price allocation, we recorded €1.7 million of intangible assets related to the valuation of Genesys Iberia’s customer list.  This intangible asset is being amortized over a 10 year useful life.  In addition, we recorded €2.0 million of goodwill related to this acquisition.  The purchase price allocation has not been finalized.

Revenue and EBITDA Guidance

On April 5, 2006, we announced guidance regarding our revenue and EBITDA for the year ending December 31, 2006.  We provided a revenue target of between €140 million and €144 million and an EBITDA target of between €22 million and €25 million.

We have prepared our targets based on current assumptions. We expect our 2006 results will continue to reflect the adoption of our services by large enterprise customers, who benefit from our global, proprietary multimedia conferencing services.

These targets are subject to significant uncertainty, and may not be reached for a number of reasons, including those described under Item 3, “ Key Information – Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Critical Accounting Policies

We prepare our consolidated financial statements for our Form 20-F in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

   Development of software for internal use

We account for the costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We capitalize costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. We capitalized €1,025 and €1,781 during the first half of 2005 and 2006, respectively.  These costs are included in property and equipment, net as disclosed in our consolidated balance sheet included in Section 2, below.  The net book value related to internal use software totaled €5,663 and €6,490 at December 31, 2005 and June 30, 2006, respectively. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €2.4 million at December 31, 2005 and €1.6 million at June 30, 2006, and we have established a full valuation allowance on the remaining amount of our net deferred tax assets.

Stock-based compensation

Effective January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payment” under the modified prospective method as described in SFAS No. 123(R). Under this transition method, compensation expense recognized in the three months and six months ended June 30, 2006 includes compensation expense for all stock-based payments granted during the six months ended June 30, 2006 and for all stock-based payments granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123. Accordingly, prior period financials have not been restated. For the three months ended June 30, 2006, the amount of compensation expense recognized was €541 thousand. For the six months ended June 30, 2006, the amount of compensation expense recognized was €834 thousand. The adoption of SFAS No. 123(R) had no effect on cash flow for the six months ended June 30, 2006.

2. Financial Statements

GENESYS S.A.
CONSOLIDATED BALANCE SHEETS
(U.S. GAAP, in thousands, except share and per share data)

	December 31,	June 30,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€5,789	€6,753
Restricted cash	116	109
Accounts receivable, less allowances of €1,547 and €1,087, respectively	21,332	17,788
Unbilled accounts receivable	6,360	9,208
Prepaid expenses	2,862	1,666
Other current assets	3,587	7,005
Total current assets	40,046	42,529
Property and equipment, net	21,958	22,781
Goodwill, net	21,931	24,069
Customer lists, net	12,331	12,192
Deferred tax assets	2,421	1,601
Other assets	2,312	1,786
Total assets	€100,999	€104,958
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Bank overdrafts	€1,851	€2,463
Accounts payable	8,095	10,815
Accrued liabilities	5,079	4,034
Accrued compensation	7,054	7,046
Taxes payable	5,585	5,180
Current portion of long-term debt	1,096	765
Current portion of other long-term liabilities, including capital leases	631	596
Other current liabilities	4,348	3,838
Total current liabilities	33,739	34,737
Long-term portion of long-term debt	74,941	28,528
Other long-term liabilities, including capital leases	737	747
Shareholders’ equity (deficit)
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2005 and 69,798,286 shares outstanding at June 30, 2006	18,308	69,798
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2005 and June 30, 2006	65	65
Additional paid-in capital	197,129	191,755
Reserve for stock-based compensation	—	834
Treasury shares: 22,131 shares at December 31, 2005 and June 30, 2006	(751)	(751)
Accumulated other comprehensive income	14,910	18,172
Accumulated deficit	(238,079)	(238,927)
Total shareholders’ equity (deficit)	(8,418)	40,946
Total liabilities and shareholders’ equity (deficit)	€100,999	€104,958

See notes to consolidated financial statements.

GENESYS S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data)

	Three Months ended June 30,		Six Months ended June 30,
	2005	2006	2005	2006

Service revenues	€36,246	€35,902	€70,368	€72,280

Cost of revenues	12,522	11,786	24,861	25,143
Gross profit	23,724	24,116	45,507	47,137

Operating expenses :
Research and development	663	1,160	1,295	2,363
Selling and marketing	10,329	10,470	19,596	21,965
General and administrative	8,758	7,887	16,253	15,737
Restructuring (credit) charge	(88)	—	238	—
Amortization of intangibles	877	932	1,823	1,842
Total operating expenses	20,539	20,449	39,205	41,907

Operating income	3,185	3,667	6,302	5,230

Financial income (expense)
Interest income	13	7	42	58
Interest expense	(2,081)	(428)	(3,131)	(1,642)
Foreign exchange loss	(81)	(2,213)	(606)	(1,650)
Other financial expense, net	(324)	(387)	(381)	(871)
Financial income (expense), net	(2,473)	(3,021)	(4,076)	(4,105)

Equity in income of affiliated company	33	—	36	—

Income before income taxes	745	646	2,262	1,125

Income tax expense	(261)	(606)	(242)	(1,973)

Net income (loss)	€484	€40	€2,020	€(848)

Basic net income (loss) per share	€0.03	€0.00	€0.11	€(0.02)
Diluted net income (loss) per share	€0.03	€0.00	€0.11	€(0.02)

Number of shares used in computing basic and diluted net income (loss) per share	18,372,841	69,841,222	18,372,841	55,048,363

See notes to consolidated financial statements.

GENESYS S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. GAAP, in thousands)

	Six Months ended June 30,
	2005	2006
Cash flows from operating activities:
Net income (loss)	€2,020	€(848)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,252	4,339
Amortization of intangibles	1,824	1,842
Amortization of deferred financing costs and debt issuance discount	462	139
Amortization of effective interest rate premium on long-term debt	728	(398)
Allowance for bad debts	(120)	(395)
Deferred stock-based compensation	—	834
(Gain) loss on disposal of assets	(1)	37
Deferred tax credit	(81)	543
Equity in income of affiliated company	(36)	—
Changes in unrealized losses on investments	(162)	(459)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(1,841)	717
Increase in prepaid expenses	(579)	(326)
Decrease (increase) in other assets	2,566	(2,822)
Increase in accounts payable	89	2,633
Decrease in accrued liabilities	(1,224)	(940)
Increase (decrease) in accrued compensation	(79)	113
Decrease in accrued taxes	(610)	(369)
Decrease in other liabilities	(190)	(1,349)
Net cash provided by operating activities	7,018	3,291

Cash flows from investing activities:
Acquisition of a business, net of cash acquired	—	(3,336)
Acquisition of furniture and equipment	(3,248)	(5,574)
Net cash used in investing activities	(3,248)	(8,910)

Cash flows from financing activities:
Increase in bank overdrafts	394	622
Decrease in restricted cash	762	—
Increase in factored receivables borrowing	869	654
Net proceeds from the issuance of common stock	—	47,436
Payment of deferred financing costs	—	(873)
Principal payments on long-term debt	(4,747)	(42,385)
Net cash (used in) provided by financing activities	(2,722)	5,454
Effect of foreign exchange rate changes on cash and cash equivalents	(623)	1,129
Increase in cash and cash equivalents	425	964
Cash and cash equivalents, beginning of period	7,361	5,789
Cash and cash equivalents, end of period	€7,786	€6,753
Supplemental disclosures of cash flow information:
Interest paid	€2,019	€2,020
Income taxes paid	€554	€2,373
Non-cash investing activities :
Fixed assets acquired under capital lease	€—	€337

See notes to consolidated financial statements.

3. NOTES

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

Note 1.  Organization and business

Genesys S.A., together with its subsidiaries (the “Company”), is a limited liability company organized under the laws of France.

We are a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.

On February 22, 2006, we completed a planned recapitalization that included the amendment and restatement of our U.S. $125 million credit facility, a U.S. $65 million equity offering and certain other transactions relating to our shares. The equity offering was implemented through the distribution to our shareholders of warrants granting the right to subscribe to new shares. Shareholders were able to exercise their warrants until February 15, 2006, and American Depository Share (“ADS”) holders were able to exercise their warrants until February 13, 2006. The warrants exercise period was followed by a private placement to institutional investors outside the United States. 51,490,530 new shares were issued as a result of the exercise of the offering, representing gross proceeds of $65 million (approximately €53.6 million).

As of June 30, 2006, we had €29.7 million of debt. The bulk of this debt was incurred under a U.S. $125 million credit facility agreement that was entered into in April 2001 and thereafter amended, including most recently on January 27, 2006 (the “2006 Amendment”). The 2006 Amendment was signed in connection with a recapitalization in which we reduced the debt outstanding under our credit facility to approximately €32.4 million. The 2006 Amendment became effective upon the March 2006 closing of an equity offering in which we issued new shares and raised €46.3 million (net of €7.3 million in offering costs). The 2006 Amendment requires us to use commercially reasonable efforts to refinance the credit facility; however, we are not required to enter into a refinancing arrangement if it would provide interest terms at an average rate greater than LIBOR + 4.0% per annum or contain other commercially unreasonable terms. We are also not required to finance with one of our existing lenders. If we fail to refinance the credit facility in full by October 31, 2006, we will pay interest at 1.0% per annum above the rate it currently pays from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate we currently pay from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate we currently pay from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate we currently pay from May 1, 2008 to October 31, 2008. See Notes 7 for further information.

The existing credit facility prohibits us from paying dividends. We have pledged as security for our credit facility the shares of our principal subsidiaries, as well as the accounts receivable of our principal U.S. subsidiary. If our financial results do not reach the levels required by our debt covenants and we are unable to obtain a waiver from our lenders, our debt would be in default and subject to acceleration by our lenders. Under the credit facility, if we fail to meet certain of the covenants imposed by the credit facility, we will be required to pursue one of several transactions (see Note 7), failing which our debt would be in default and subject to acceleration by our creditors.

Adequate liquidity and capital are critical to our ability to continue as a going concern and to fund our customer acquisition and marketing programs. Our current operating assumptions and projections reflect our best estimates of revenue growth and operating expenses. Our 2006 liquidity requirements are driven primarily by working capital needs, capital expenditures on telecommunications and bridging equipment, servers and our required debt service levels. Currently, we believe that our liquidity requirements will be met through our current capital resources and cash flows generated from operations.

Our ability to meet our projections is subject to numerous uncertainties and there can be no assurance that these projected operating cash flows will be achieved. If our cash requirements are more than

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

projected, we may require additional concessions from its lenders or additional financing in amounts that may be material. The type, timing and terms of financing that we select will be dependent upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. We cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

Note 2. Summary of significant accounting policies

Basis of presentation

As a publicly traded company on the Nouveau Marché of Euronext Paris since October 1998 (now Eurolist by Euronext), we publish consolidated financial statements prepared in accordance with International Financial Reporting Standards in France. In addition, we have been listed on the Nasdaq Stock Market since April 26, 2001 and publish those consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States. International Financial Reporting Standards in France differ in certain respects from generally accepted accounting principles in the United States.

Effective in 2005, we reorganized our Global Video Division, consolidating our activities into the applicable regional segments of North America, Europe and Asia-Pacific. We no longer manage the Global Video Division separately and have gained cost efficiencies through this reorganization. These changes resulted in various reclassifications in the historical segment information presented in Note 10.

We have prepared the accompanying unaudited consolidated financial statements in accordance with generally accepted accounting principles in the United States on a basis consistent with the December 31, 2005 audited financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. These financial statements reflect all adjustments (consisting of normal recurring accruals), which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The unaudited results of operations for the three and six months ended June 30, 2006 are not necessarily indicative of the results of operations that may be expected for the full year ending December 31, 2006. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2005 included in our Form 20-F filed with the Securities and Exchange Commission on May 18, 2006.

Our main consolidation principles are as follows:

•       Companies that are wholly owned or that we control are consolidated. In addition, those entities that are determined to be variable interest entities pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and for which we are the primary beneficiary are consolidated;

•       Companies over which we exercise significant influence but do not control are accounted for under the equity method of accounting; and

•       All significant inter-company transactions and balances are eliminated.

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

Scope of consolidation

Name	Location	Interest and control
1. Fully consolidated companies
Parent and sub-holdings companies
Genesys S.A.	Montpellier, France	Parent company
Geene S.A.S.	Paris, France	100%
Eesys S.A.S.	Paris, France	100%
3054-344 Nova Scotia Ltd.	Halifax, Canada	100%
3054-345 Nova Scotia Ltd.	Halifax, Canada	100%
North America
Genesys Conferencing Inc.	Vienna (Virginia), USA	100%
A Better Conference Inc. (1).	Vienna (Virginia), USA	100%
Genesys Conferencing Ltd.	Toronto, Canada	100%
Europe
Genesys Conferencing Ltd.	Croydon, UK	100%
Genesys Conferencing A.B.	Stockholm, Sweden	100%
Genesys Conferencing Europe S.A.S.	Ivry, France	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing, S.R.L.	Milan, Italy	100%
Genesys Conferencing GmbH	Berlin, Germany	100%
Genesys Conferencing Soc. Unipersonal S.A. (2)	Madrid, Spain	100%
Genesys Conferencing-Servicos de Telecomunicacoes, Lda (3)	Lisbon, Portugal	100%
Asia Pacific
Genesys Conferencing Pty. Ltd.	Melbourne, Australia	100%
Genesys Conferencing Pte. Ltd.	Singapore	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing Std. Bhd.	Kuala Lumpur, Malaysia	100%
Genesys Conferencing K.K. (4)	Tokyo, Japan	100%
Genesys Technology Consulting Co., Ltd (5)	Beijing, China	100%
Genesys Conferencing (NZ) Limited (6)	New Zealand	100%

(1)	A Better Conference Inc. is a 100% owned subsidiary of Genesys Conferencing Inc. in the United States.
(2)

On February 10, 2006, we acquired the remaining 80% ownership of Genesys Conferencing Iberia S.A., which has been renamed to Genesys Conferncing Soc. Unipersonal S.A. See Note 8 for further information.

(3)	Genesys Conferencing-Servicos de Telecomunicacoes, Lda is a 100% owned subsidiary of Genesys Conferencing Soc. Unipersonal S.A.
(4)	On December 12, 2003, Genesys Conferencing Pte. Ltd. incorporated Genesys Conferencing K.K. in Japan. The Japanese subsidiary began operations during the first half of 2004.
(5)	On October 12, 2004, we incorporated Genesys Technology Consulting Co., Ltd. in China. The Chinese subsidiary began operations during the first half of 2005.
(6)	On June 27, 2005, we incorporated Genesys Conferencing (NZ) Limited in New Zealand. The New Zealand subsidiary began operations during the second half of 2005.

Development of software for internal use

We account for the costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We capitalize costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. We capitalized €1,025 and €1,781 during the first half of 2005 and 2006, respectively.  These costs are included in property and equipment, net as disclosed in our consolidated balance sheet included in Section 2, below.  The net book value related to

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

internal use software totaled €5,663 and €6,490 at December 31, 2005 and June 30, 2006, respectively. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €2.4 million at December 31, 2005 and €1.6 million at June 30, 2006, and we have established a full valuation allowance on the remaining amount of our net deferred tax assets.

Stock-based compensation

Effective January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payment” under the modified prospective method as described in SFAS No. 123(R). Under this transition method, compensation expense recognized in the three months and six months ended June 30, 2006 includes compensation expense for all stock-based payments granted during the six months ended June 30, 2006 and for all stock-based payments granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123. Accordingly, prior period financials have not been restated. For the three months ended June 30, 2006, the amount of compensation expense recognized was €541 thousand. For the six months ended June 30, 2006, the amount of compensation expense recognized was €834 thousand. The adoption of SFAS No. 123(R) had no effect on cash flow for the six months ended June 30, 2006.

Recently issued accounting standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company’s financial statements in accordance with the provisions of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for us in the fiscal year beginning on January 1, 2007. We are currently evaluating the potential impact that the adoption of FIN 48 will have on our financial statements.

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

Note 3.   Comprehensive income (loss)

Comprehensive income (loss) for the three months and six months ended June 30, 2005 and 2006 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(in thousands of €)
Net income (loss)	484	40	2,020	(848)
Add: foreign currency translation adjustments	(4,607)	3,158	(6,817)	3,262
Comprehensive income (loss)	(4,123)	3,198	(4,797)	2,414

Note 4.   Stock-based compensation

Prior to January 1, 2006, we accounted for employee stock-based compensation using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, as described by FASB Interpretation No. 44.  Accordingly, no compensation expense was required to be recognized as long as the exercise price of our stock options was equal to the market price of the underlying stock on the date of grant.

Effective January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payment” under the modified prospective method as described in SFAS No. 123(R). Under this transition method, compensation expense recognized in the three months and six months ended June 30, 2006 includes compensation expense for all stock-based payments granted during the six months ended June 30, 2006 and for all stock-based payments granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123. Accordingly, prior period financials have not been restated. For the three months ended June 30, 2006, the amount of compensation expense recognized was €541 thousand. For the six months ended June 30, 2006, the amount of compensation expense recognized was €834 thousand. The adoption of SFAS No. 123(R) had no effect on cash flow for the six months ended June 30, 2006.

The net impact of adopting the new accounting guidance for the three months and six months ended June 30, 2006 was as follows:

	For the three months ended		For the six months ended
	June 30, 2006		June 30, 2006
	Upon adoption of SFAS 123(R)	If SFAS 123(R) had not been adopted	Upon adoption of SFAS 123(R)	If SFAS 123(R) had not been adopted
Income before income taxes	€646	€1,177	€1,125	€1,959
Net income (loss)	€40	€571	€(848)	€(14)
Basic earnings (loss) per share	€0.00	€0.01	€(0.02)	€(0.00)
Diluted earnings (loss) per share	€0.00	€0.01	€(0.02)	€(0.00)

No compensation expense related to stock-based grants has been recorded in the consolidated statement of operations for the three months and six months ended June 30, 2005, as all of the shares granted have an exercise price equal to the market value of the underlying stock on the date of grant. Prior period results have not been restated with the adoption of SFAS No. 123(R).

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

The following table illustrates the effect on net income and earnings per share if we had applied the fair-value recognition provisions required by SFAS No. 123 at the beginning of fiscal year 2005:

	For the three months ended June 30, 2005	For the six months ended June 30, 2005
Net income, as reported	€484	€1,177
Deduct total stock-based compensation, net of tax	(526)	(1,052)

Pro forma net income (loss)	€(42)	€968
Basic earnings per share – as reported	€0.03	€0.11
Basic earnings (loss) per share – pro forma	€(0.00)	€0.05
Diluted earnings per share – as reported	€0.03	€0.11
Diluted earnings (loss) per share – pro forma	€(0.00)	€0.05

The stock option compensation cost calculated under the fair value approach is recognized on a pro rata basis over the vesting period of the stock options (averaged over four years). All stock option grants are subject to graded vesting as services are rendered. The fair value for granted options was estimated at the time of the grant using the Black-Scholes option-pricing model for all grants prior to the adoption of SFAS No. 123(R) on January 1, 2006 and the binomial option pricing model for all grants subsequent to the adoption of SFAS No. 123(R).

On April 18, 2006, our Board of Directors approved the repricing of granted stock options to comply with the French Company Act in connection with the capital increase, by distributing warrants, free of charge, in February 2006.  The exercise prices of the outstanding stock options were immediately decreased by 20.51% to offset the dilution effect for option holders due to the capital increase by distribution of warrants free of charge, to existing shareholders.  We recorded additional compensation expense of €55 thousand as a one-time charge related to this repricing, classified in general and administrative expenses, in the three month period ending June 30, 2006.

On April 18, 2006, we granted 618,074 options to purchase common stock.  These options were granted with an exercise price of €1.44 per share, a vesting period of four years, and a contractual life of eight years.

Note 5.   Employee stock option plan

On August 8, 2006, our Board of Directors approved the 2006 Stock Plan (the “2006 plan”) pursuant to the authorization given by the shareholders’ meeting held on June 16, 2006. A total of 2,800,000 shares are authorized for issuance under the 2006 plan. This plan is divided into two parts.

The first part of the 2006 plan relates to French residents or employees subject to a work contract under French Law. Stock options under this part are granted at prices equivalent to the greater of the average closing price over the last 20 trading sessions of the share price on Euronext, and the closing price of the Genesys share on the NASDAQ market the day previous day to the grant date. Under the terms of this part of the 2006 plan, the options give the right to purchase one share per option. The options vest at a rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting but there are holding restrictions on the ordinary shares. Options can be sold after 4 years from the grant date. Options expire eight years after the date of grant. Ordinary shares attributable to awards, which have expired, been terminated, canceled or forfeited, are available for issuance or use in connection with future awards.

The second part of the 2006 plan relates to all other recipients of stock options. Stock options under this part are granted at prices equivalent to the greater of the average closing price over the last 20 trading sessions of the share price on Euronext, and the closing price of the Genesys share on the NASDAQ market the day previous day to the grant date. The options are exercised on the NASDAQ Stock Market only. Under the terms of this part of the 2006 plan, the options give the right to purchase 1 American Depository Share (“ADS”) per option. If, on the effective date of the exercise of a vested option, the grantee is a restricted participant, such grantee shall receive one ordinary share instead of 1 ADS. The options vest at a rate of 10% upon the first year anniversary and an additional 7.5% for each quarter thereafter, until fully vested. Options can be exercised immediately upon vesting and there are no holding restrictions on the underlying ADS’s (or ordinary shares for restricted participants). Options expire eight years after the date of grant. ADS’s (or ordinary shares for restricted participants) attributable to awards which have expired, been terminated, canceled or forfeited are available for issuance or use in connection with future awards.

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

Note 6.   Other long-term liabilities

Other long-term liabilities consist of the following:

	December 31, 2005	June 30, 2006
Accrued restructuring expenses as follows:
United States consolidation of call centers	€559	€407
Germany, 2002 plan, closing of Rödermark call center	97	37
Montpellier, 2004 plan, consolidation of senior management and administrative and finance department to Reston, Virginia	30	5
Subtotal—Accrued Restructuring Expenses	686	449
Accrued severance and related litigation	211	271
Others	428	258
Total other long-term liabilities	1,325	978
Less current portion	(627)	(508)
Other long-term liabilities, less current portion	€698	€470

In the six months ended June 30, 2005, we recognized a net restructuring charge of €0.2 million, as follows:

•                  €0.3 million of employee severance due to the consolidation of our Global Video Division into the regional segments of North America, Europe, and Asia-Pacific; and

•                  €(0.1) million of adjustments as a result of changes in certain assumptions regarding restructuring reserves related to our North American facilities.  The changes in assumptions related to improved subleasing activities and lower than expected variable facilities charges.

The changes in the carrying value of accrued restructuring expenses from December 31, 2005 through June 30, 2006 are as follows:

	Balance at Dec. 31, 2005	Currency translation adjustment	Additions to accrued restructuring costs	Payments	Balance at June 30, 2006
Future lease payments under non cancelable operating leases	€656	€(38)	—	€(174)	€444
Employee severance and related expenses	30	—	—	(25)	5
Total	€686	€(38)	—	€(199)	€449

Note 7.  Long-term debt

Long-term debt consists of the following (in thousands of euros):

	December 31, 2005	June 30, 2006
Term loans, variable rate	€67,490	€21,358
Revolving loans, variable rate	8,477	7,866
Interest free loan from ANVAR	70	70
Capital lease obligations	43	364
Total long-term debt	76,080	29,658
Less current portion	(1,100)	(853)
Long-term debt, less current portion	€74,980	€28,805

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

Bank Financing Restructuring

On January 27, 2006, our principal credit facility was amended as part of a financial recapitalization. This amendment became effective upon the closing of our issuance of new shares and the satisfaction of certain conditions. The amendment requires us to use commercially reasonable efforts to refinance the credit facility; however, we are not required to enter into a refinancing arrangement if it would provide for interest terms at an average rate greater than LIBOR + 4% per annum, or that contains other commercially unreasonable terms. We are also not required to refinance with one of our existing lenders. If we fail to refinance the credit facility in full by October 31, 2006, we will pay interest at 1.0% per annum above the rate we currently pay from November 1, 2006 to April 30, 2007, at 2.0% per annum above the rate we currently pay from May 1, 2007 to October 31, 2007, at 3.0% per annum above the rate we currently pay from November 1, 2007 to April 30, 2008, and at 4.0% per annum above the rate we currently pay from May 1, 2008 to October 31, 2008.

If we fail to meet certain of the covenants imposed by the credit facility, we will be required to undertake one of several transactions (described in detail in Note 8, Long-term debt and capital leases, to the financial statements contained in Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission), failing which our debt would be in default and subject to acceleration by our creditors.

Under the amendment, the principal payment schedule has been amended.  The remaining amended principal payment schedule on an annual basis is as follows:

		Repayments according to amendment signed on January 27, 2006
		In millions of U.S. dollars	In millions of euros (June 30, 2006 closing exchange rate)

2nd half of fiscal year	2006	$0.6	€0.5
	2007	$11.9	€9.3
	2008	$25.0	€19.7
Total		$37.5	€29.5

Under the amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31). We have also agreed to prepay certain amounts of the debt if our excess cash flows exceed certain levels.

The 2006 Amendment adjusts the level of our existing financial covenants and deletes the financial covenants that previously required us to maintain a minimum level of EBITDA as defined, and prohibited us from incurring capital expenditures in excess of certain levels. The financial covenants in the 2006 Amendment establish threshold levels at which we would be able to implement certain transactions before our bank lenders could declare us in default under the credit agreement. However, if we fall below certain base levels, our lenders could declare us in default.  Our current financial covenants are described in detail in Note 8, Long-term debt and capital leases, to the financial statements contained in the Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

Waiver of certain financial covenants in 2005

At June 30, 2005, we did not satisfy our cash cover and leverage ratio financial covenants under the terms of the credit facility, as amended.  At March 31, 2005, we did not satisfy our cash cover, leverage and consolidated EBITDA ratio financial covenants.  We have obtained waivers from our bank lenders with respect to these covenants at these dates.  In addition, on September 30, 2005, we obtained prospective waivers from our bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006.  On December 15, 2005, these prospective waivers were extended to cover the period

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

ending December 31, 2006.  Under the 2006 Amendment, new quarterly financial covenants were established.  We were in compliance with the new financial covenants for the three months ended March 31, 2006 and June 30, 2006.

Note 8.  Acquisition of 80% interest in Genesys Teleconferencia Iberia SA

In 1999, we entered into a shareholders agreement with the other shareholders of Genesys Teleconferencia Iberia SA, Grupo Multitel SA (formerly Multitel Cable, SA) and Almagro Asesoramiento e Inversiones SA, which held 60% and 20% of the equity of the joint venture, respectively. These partners claimed that we were required to purchase their equity interests under the terms of put options in the shareholders agreement.  In accordance with the shareholders agreement, we commenced arbitration proceedings against the other partners primarily regarding the validity of the put options and valuation methodology of the purchase price. On January 25, 2006, the arbitrators ruled that the other partners’ put options were valid and set the purchase price at €4.8 million.

On February 10, 2006, we purchased the 80% interest which we did not previously own in this subsidiary, which has been renamed Genesys Conferencing Soc. Unipersonal S.A. We paid the purchase price of €4.8 million in cash using the additional revolving amount under our principal credit facility prior to our recapitalization. This amount was repaid with a portion of the proceeds of the equity offering completed on February 22, 2006.  As part of the purchase price allocation, we recorded €1.7 million of intangible assets related to the valuation of Genesys Iberia’s customer list.  This intangible asset is being amortized over a 10 year useful life.  In addition, we recorded €2.0 million of goodwill related to this acquisition.  The purchase price allocation has not been finalized as we are evaluating certain deferred tax implications.  However, we do not anticipate any changes having a material impact on its results of operations or cash flows.  From the acquisition date, the results of operations of Genesys Iberia have been included in the consolidated statement of operations.

Note 9.  Revenue breakdown

Revenues consist of the following:

	Three Months ended June 30,		Six Months ended June 30,
	2005	2006	2005	2006
Services:
Genesys Meeting Center	€28,415	€28,017	€54,871	€56,485
Genesys Event Services	6,874	7,065	13,415	14,070
Other	957	820	2,082	1,725
Total	€36,246	€35,902	€70,368	€72,280

Note 10.  Segment and geographic information

We currently operate in three reportable segments: North America, Europe and Asia-Pacific. We make key decisions and evaluate our performance based on these segments.  Corporate items primarily include non-operating overhead expenditures that are not directly attributable to the operating segments.

Certain 2005 amounts have been reclassified to conform to the 2006 presentation. The reclassifications solely relate to certain corporate and administrative costs formerly presented within the reporting segments that are now segregated as “Corporate” costs. The reclassifications do not affect our total revenues, expenses, operating income, net income or balance sheet presentation.

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

The following is a summary of operations by segment for three months ended June 30, 2005 and 2006:

	North America	Europe	Asia- Pacific	Corporate	Total

Three months ended June 30, 2005
Revenue	€18,548	€14,508	€3,190	€—	€36,246
Gross Profit	10,618	10,959	2,147	—	23,724
Operating income (loss)	3,714	5,867	999	(7,395)	3,185
Total assets	38,410	53,847	5,841	9,467	107,565

Three months ended June 30, 2006
Revenue	€16,267	€16,222	€3,413	€—	€35,902
Gross Profit	9,583	12,449	2,084	—	24,116
Operating income (loss)	2,904	7,364	751	(7,352)	3,667
Total assets	32,759	57,140	5,623	9,436	104,958

The following is a summary of operations by segment for the six months ended June 30, 2005 and 2006:

	North America	Europe	Asia- Pacific	Corporate	Total

Six months ended June 30, 2005
Revenue	€35,917	€28,590	€5,861	€—	€70,368
Gross Profit	19,841	21,945	3,720	—	45,507
Operating income (loss)	6,246	11,332	1,374	(12,650)	6,302
Total assets	38,410	53,847	5,841	9,467	107,565

Six months ended June 30, 2006
Revenue	€32,372	€33,232	€6,676	€—	€72,280
Gross Profit	17,125	25,632	4,380	—	47,137
Operating income (loss)	2,850	14,719	1,784	(14,123)	5,230
Total assets	32,759	57,140	5,623	9,436	104,958

Note 11.  Commitments and Contingencies

We have a financial instrument, CAP 6 months 3.00% Knock Out (KO) 5.00%, to hedge our exposure on our outstanding debt denominated in U.S. dollars through October 30, 2008. The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses), as we are not able to apply the special accounting treatment prescribed under SFAS 133. The unfavorable fair value adjustment amounted to €459 thousand in the first half of 2006.

We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, and contingencies, other than those described below and in Note 14, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

As described in our Form 6-K filed with the Securities and Exchange Commission on August 30, 2006, we have received notice of a lawsuit filed in the United States District Court for the Eastern District of Texas by Ronald A. Katz Technology Licensing, L.P. against three conferencing service providers, including Genesys Conferencing, Inc., alleging that the defendants’ “telephone conferencing systems that enable their customers to perform multiple-party meetings and various other functions over the telephone” infringe six of plaintiff’s patents. The complaint seeks undisclosed monetary

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share and per share data and when indicated)

damages, together with pre and post-judgment interest, treble damages for what is alleged to be willful infringement, attorneys’ fees and costs and injunctive relief.

We intend to vigorously defend ourselves against these claims. However, due to the inherent uncertainties of litigation, we are unable to predict the outcome of this matter, and an adverse outcome could have a material effect on our business, financial condition and results of operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2006

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer